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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING
                         Commission File Number 0-25658

 (CHECK ONE): [X]Form 10-K [ ]Form 20-F [ ]Form 11-K [ ]Form l0-Q [ ]Form N-SAR

          For Period Ended: December 31, 2000

                       ----------------------------------

          [ ] Transition Report on Form 10-K
          [ ] Transition Report on Form 20-F
          [ ] Transition Report on Form 1l-K
          [ ] Transition Report on Form l0-Q
          [ ] Transition Report on Form N-SAR
          For the Transition Period Ended: _________________

                       ----------------------------------

  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Kalan Gold Corporation
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Full Name of Registrant

Knight Natural Gas, Inc.
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Former Name if Applicable

Suite 11.02, 11th Floor, No. 1 Jalan 19/3,
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Address of Principal Executive Office (Street and Number)

Petaling Jaya, Selangor, Malaysia 46300
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N- SAR, or portion thereof will be
/X/ filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, l0-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.
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As previously disclosed in the Registrant's Form 8-K dated November 6, 2000 (as filed with the SEC on November 13 2000), the Registrant has changed its independent accountants effective November 8, 2000. As such the Registrant's new independent accountants, Horwath Gelfond Hochstadt Pangburn P.C., have not completed the procedures necessary to furnish the required independent Auditor's Report on the financial statements of the Registrant. Thus, the Registrant requires additional time to complete and file its Form 10-KSB for the fiscal year ended December 31, 2000. For the reasons set forth above, the Registrant cannot timely file its Annual Report on Form 10-KSB without unreasonable effort or expense. The Registrant intends to file its Form 10-KSB no later than the fifteenth day after the due date of the Form 10-KSB.

                                                   (ATTACH EXTRA SHEETS IF NEED)
                                                                 SEC 1344 (6/94)


PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

Valerie H.F. Looi                011 60 3                          7956-7026
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(Name)                          (Area Code)                   (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes No [ ]

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes No [ X ]

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                             KALAN GOLD CORPORATION
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 30, 2001                   By: /s/ Patrick Soon-Hock Lim
       --------------                      -----------------------------------
                                           President & Chief Executive Officer


     INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

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Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
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     2.   One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

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                                    HORWATH GELFOND
                                    HOCHSTADT PANGBURN, P.C.
                                    Certified Public Accountants and Consultants
                                    A member of Horwath International

                                   1600 Broadway, Suite 2500
                                   Denver, CO 80202-4925 USA
                                   Telephone (303) 831-5000
                                   Telefax (303) 831-5032




March 28, 2001


United States Securities and Exchange Commission
Washington, D.C. 20549


Gentlemen,

Horwath Gelfond Hochstadt Pangburn, P.C. has been unable to complete its audit procedures for Kalan Gold Corporation's December 31, 2000 10-KSB prior to the April 2, 2001 filing deadline. The firm was only retained as Kalan's accountants effective November 8, 2000 and needs additional time to complete the required audit procedures.


Sincerely,

/s/ Horwath Gelfond Hochstadt Pangburn, P.C.


Horwath Gelfond Hochstadt Pangburn, P.C.